SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2012
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

São Paulo, March 26, – GOL Linhas Aéreas Inteligentes S.A. (BM&FBovespa: GOLL4 and NYSE: GOL), (S&P/Fitch: BB-/BB-, Moody`s: B1), the largest low-cost and low-fare airline in Latin America, announces today its results for the fourth quarter of 2011 (4Q11). All the information herein is presented in accordance with the International Financial Reporting Standards (IFRS) and in Brazilian Reais (R$), and all comparisons are with the fourth quarter of 2010 (4Q10). The results for the quarter include Webjet as of October 3, 2011

4Q11 HIGHLIGHTS

     On October 3, 2011, the Company concluded the acquisition of 100% of Webjet’s capital,  consolidating its results as of that date. Webjet’s acquisition is still awaiting final approval by CADE, Brazil’s antitrust authority.

     On December 7, 2011, GOL announced a long-term strategic partnership with the American Delta Air Lines, Inc. (“Delta”).

     GOL’s consolidated net revenue totaled R$2.2bn in 4Q11, 19.5% up on the R$1.9bn reported in 4Q10, and R$7.5bn in 2011, an 8.0% improvement over 2010.

     Consolidated yields stood at 21.4 cents (R$), 1.8% up on the 21.0 cents (R$) recorded in 4Q10 and 17.6% more than in 2Q11, when domestic market competition was exceptionally fierce, while consolidated RASK came to 15.7 cents (R$) in 4Q11, identical to the same period last year. The performance of both these indicators underlines the Company’s effort to rebuild its operating margins since the first half of 2011.

     Consolidated  ancillary revenues came to R$235.5mm, 36.9% more than the R$172.0mm reported in 4Q10, corresponding to 10.5% of period net revenue.

     GOL reported a consolidated operating loss (EBIT) of R$33.9 mm in 4Q11, with a negative operating margin of 1.5%, versus operating income of R$261.9mm in 4Q10, with a margin of 14.0%.

     Consolidated cash and cash equivalents closed 4Q11 at R$2.3bn, equivalent to 31% of LTM net revenue. On December 27, 2011, Webjet concluded the refinancing and stretching of its debt through an R$200mm financing facility, which was used to pay the remaining debt balance of R$200mm. This freed the guarantees of the previous debt put up by the former controlling shareholders and part of Webjet’s receivable portfolio, which will permit more flexible management of its cash flow. In addition, there will be no need for a cash injection by GOL.

     Webjet transported around 5.0 million passengers in 2011, reaching the significant mark of 15 million passengers carried since 2005. In 4Q11, the company recorded a positive operating performance, underlining the correctness of the acquisition. Webjet’s fleet is being reviewed and negotiations are currently under way for the early return of 18 Boeing 737-300s under operating leasing contracts. During the quarter, provisions of R$26 million were constituted for the return of 14 of these aircraft. Excluding these provisions, Webjet recorded a 4Q11 operating margin of  (EBIT)  6.2%.

Message from Management

2011 was characterized by the strengthening of GOL’s positioning in preparation for the coming years, with specific initiatives to reinforce the following strategic guidelines:

•         Focus on the Client

•         Development of Ancillary Revenues

•         Cost Leadership

•         Disciplined Supply Growth

•         Strategic Partnerships

Even though operating margins were lower than originally planned, the Company implemented certain key decisions to ensure that its business became increasingly solid, both in regard to clients and to initiatives designed to ensure sustainable results in the medium and long term.

    FOCUS ON THE CLIENT

Increase in the remote passenger check-in ratio from 15.0%, in December 2010, to 35% in December 2011, by improving the functionality of GOL’s website and expanding the number of kiosks in the country’s main airports. In Webjet, this ratio reached around 81% in December/2011;

Launch of the GOL NO AR (GOL ON AIR) on-board entertainment platform. This free service, which is already available in around 45 aircraft, allows the Company to offer greater comfort to its passengers during flights by providing smartphone, tablet and notebook access to an exclusive interactive media portal created by GOL through partnerships with national media companies. This added comfort does not entail any additional operating costs in regard to installation, as the system makes use of the aircraft’s existing infrastructure. GOL is the first low-cost airline to offer this type of service in Latin America;

Expansion of the buy on board food service, giving passengers an extended range of options. The Company currently offers this service on more than 180 daily flights and expects to reach 400 daily flights by the end of June 2012.

Continuous investments to maintain a young and up-to-date fleet, resulting in lower maintenance costs. GOL was the first airline in Latin America to adopt the new Boeing 737NG internal configuration (Sky Interior), aiming to offer its passengers a more modern and comfortable product.

Improved punctuality ratios. Punctuality is one of GOL’s strengths, as it is for Webjet. In 2011, Webjet was the undoubted highlight, recording a punctuality ratio of 91%, the highest in the national industry.

New destinations. In March 2012, GOL requested authorization from ANAC (the Brazilian Civil Aviation Agency) to operate regular flights between Brazil and the United States with a stop-over in Caracas, Venezuela. The new route is aimed at meeting Brazilian and Venezuelan demand. Fares will be competitive fares and the flights will be handled by B737 NG aircraft, thereby maintaining GOL’s standardized fleet.

    CONTINUOUS DEVELOPMENT OF ANCILLARY REVENUES

GOLLOG, the Company’s cargo transport unit, increased the number of cities served from 2,200 to 3,400, ensuring greater flexibility for customers. At the beginning of 2012, a new cargo terminal was inaugurated at Guarulhos, which will support the growth of the business in the coming years. GOLLOG’ s share of the Company’s total net revenue increased from around 3.5% in 2010 to 4.0% in 2011, underlining the success of the Company’s efforts on this front;

The Smiles Loyalty Program  had 8 million members in 2011 and a decision was taken to turn it into an independently-managed business unit which will both support GOL’s growth and ensure greater operational flexibility. The idea is to maximize the number of partners and increase the program’s attractiveness for a greater number of participants in a market in which the middle class already accounts for more than 50% of the population and whose purchasing power has sustained economic growth outside the traditional vectors.

    COST LEADERSHIP

The Company is fully aware that it is experiencing a scenario of new fuel cost and exchange rate levels and adjusting the cost base to this new reality will be crucial in ensuring disciplined and sustainable growth in the years ahead. By maintaining its cost advantage, GOL will be able to offer lower fares and expand in a controlled manner to meet future demand in new markets. In 2011, it introduced measures to reduce its 2012 cost base by around R$500mm and alleviate pressure from fuel costs and the recent increases in airport fees. One example of this was the return of five Boeing 767s  in 2011. In 2012, the Company will benefit from operational synergies with Webjet, acquired in October 2011, the maintenance agreement with Delta Tech Ops and continuous process optimization will be fundamental in this process. It is also worth noting the constant improvements to aviation processes, especially those related to fuel savings, streamlined ground operations and adequacy of the workforce to the new reality of growth.

    ACQUISITION OF  WEBJET

On the strategic front, the Company once again demonstrated its belief in Brazil’s potential consumer market by acquiring Webjet, which closed 2011 with 26 aircraft, two of which Boeing 737-800s, having transported around five million passengers during the year. The transaction further strengthened GOL’s position in the country’s leading airports and allowed it to offer its clients a more extensive route network with even more competitive costs. In effect, the Company has merged with an airline that has the same dynamic, low-cost DNA and innovative vocation and which possesses a fleet that fits with GOL’s. Operations currently remain separate, but the two companies have already adopted concrete coordination measures that have had a positive impact on the results of both. Finalization of the transaction is awaiting approval by CADE.

    AGREEMENT WITH DELTA

GOL’s strategy calls for the strengthening of alliances with international long-haul airlines, thereby ensuring that more passengers visiting Brazil in the future will use GOL’s services. Such arrangements will also allow the Company to sell international flights to its clients without losing its focus on a standardized fleet flying short and medium-distance routes. In this sense the December 2011 agreement with Delta was an important step forward. This strategic long-term agreement will give GOL’s clients the opportunity of flying to more than 70 countries with a partner airline that also has a strong presence in the Brazil-USA corridor, one of the routes that will record most growth in the next five years. Also as part of this agreement, the Company transferred two Boeing 767-300s to Delta, given that GOL no longer uses this type of aircraft.

    DISCIPLINED SUPPLY GROWTH

On the operational front, the main focus among the industry leaders in Brazil and in the world’s other major markets where the airlines are trying to create a sector that is both sustainable for clients and profitable for shareholders, is on controlling supply, with an emphasis on profitable routes. GOL recently announced a supply increase of not more than 2% on its joint domestic route network with Webjet, and its initial target for 2012 is 0%. The Company aims to return as quickly as possible to profitability levels that ensure adequate returns on investments, as happened in the past and more recently in 2009 and 2010.

All these initiatives, and all the others that are aimed at continuous improvement, are supported by a strong balance sheet with high liquidity and virtually no refinancing risk for the next three years. In addition, GOL is still the leader in terms of corporate governance procedures that ensure that important decisions are always discussed by specialized committees whose members are independent of the controlling shareholders.

In this period, GOL prepared for a new cycle of profitability and growth and its medium and long-term vision remains intact. The cost-reduction measures announced in 2011 will facilitate the expansion of its low-cost, low-fare business model in the domestic market. GOL’s DNA will be strengthened and positive results will gradually be resumed, always aligned with the Company's values: safety, focus on the client, sustainability, innovation and profitability.

The Company would like to take this opportunity to thank its clients for their confidence in GOL´s operation and all its employees for their unwavering dedication and motivation, attitudes that are making GOL increasingly the best company to fly with, work for and invest in.

Constantino de Oliveira Junior, Founder and CEO of GOL Linhas Aéreas Inteligentes S.A.

SUBSEQUENT EVENTS

     On February 2, 2012, the Company determined that five million, one hundred and twenty thousand, nine hundred and seventy-four (5,120,974) shares issued as a result of the capital increase announced in a Notice to the Market on December 22, 2011 had not been subscribed. GOL may undertake another apportionment of these unsubscribed shares or partially ratify the capital increase by cancelling the unsold shares, given that the subscribed amount has already reached the minimum subscription amount established by the Company’s Board of Directors at one hundred and eighty-two million, six hundred and ten thousand and ten reais (R$182,610,010.00), corresponding to six million, eight hundred and twenty-five thousand, four hundred and sixty-nine (6,825,469) common shares and one million, four hundred and seventy-four thousand, nine hundred and eighty-six (1,474,986) preferred shares.

     In March 2012, the Company was granted a waiver by its debenture-holders (Banco do Brasil and Bradesco) for an initial period of three quarters, including the quarter ended on December 31, 2011, in regard to the Company not having met the financial convenants established with the IFC, Bradesco and Banco do Brasil (4th and 5th debenture issues), according to note 17 of  financial statements .

     On March 26, 2012, the Company re-presented its quarterly information for the quarters ended March 31, June 30 and September 30 of 2011. In April of 2011, the Company concluded the implementation of the new revenue recognition module (ARACS) to complement the current reservations system - New Skies. In connection with this implementation, the Company has identified a difference at the deferred revenue balance in relation to the historical amounts recognized in the financial statements.  The total quantified error, which was initially recognized in the profit or loss of the first quarter of 2011 as a reduction of revenue, amounted to R$56,8mm, and was associated with the recognition of interline revenues. In 2008 the Company initiated the interline transactions and since then the volume of these transactions have been increasing year after year. However, due to certain system limitations of the reservation system related to the inability to reprocess historical data, the Company is unable to allocate this error to the periods which they have occurred, which are the years ended December 31, 2008, 2009 and 2010 and the first quarter of 2011.

After the first quarter of 2011 this system deficiency has been remediated with the conclusion of the new revenue recognition system implementation. After further considerations, the Company has concluded that the most appropriate way to reflect this adjustment was in the opening balance of the retained earnings as of January 1st, 2011, pursuant to paragraph 44 of CVM Deliberation 592/09 “Políticas Contábeis, Mudança de Estimativa e Retificação de Erro” and  IAS 8, "Accounting Policies, Changes in Accounting Estimates and Errors”.

The Company’s 1Q11 result announced in the period earnings release already ignored this recognition due to its non-recurring nature. Consequently, there will be no alteration to the result reported in said release or in the other periods in 2011. For further information on the reclassification, see note 2.3 to the financial statements for the fiscal year ended December 31, 2011, filed on March 26, 2012.

AGREEMENT WITH DELTA

     On December 7, 2011, GOL announced a long-term strategic partnership with the Delta Airlines, Inc. (“Delta”). After the Board of Directors approved the agreement on December 22, 2011, Delta made a minority investment in GOL in the amount of US$100mm, or 8,300,455 shares, at an average price of R$22 per share. Delta now holds 8,300,455 of the Company’s preferred shares in the form of American Depositary Receipts (ADRs). This agreement with Delta is in line with the Company’s strategy of establishing international partnerships with leading global players that add value to its services through the joint accumulation/redemption of miles in the airlines’ mileage programs, together with the opportunity of offering long-distance flights to GOL’s passengers. The agreement also capitalized GOL, strengthening its balance sheet and making it even better prepared to achieve its goals and explore new markets and sources of revenue. Partnering with a global player will also result in operational synergies with enormous great potential for reducing operating costs, thereby reinforcing the Company’s low-cost, low-fare DNA.

AVIATION MARKET – GOL

The information below refers to GOL’s route network (excluding Webjet):

TOTAL SYSTEM - GOL	4Q11	4Q10	% Var.	2011	2010	% Var.
ASK (billion)	12.6	11.9	6.0%	48.	45.9	5.6%
RPK (billion)	8.1	8.1	0.7%	33.2	30.6	8.4%
Load Factor	64.3%	67.7%	-3.4 pp	68.3%	66.7%	+1.8 pp
DOMESTIC MARKET - GOL	4Q11	4Q10	%Var.	2011	2010	% Var.
ASK (billion)	11.6	10.6	9.0%	44.2	41.0	7.4%
RPK (billion)	7.5	7.3	2.9%	30.4	27.7	9.7%
Load Factor	64.7%	68.5%	-3.8 pp	68.9%	67.0%	+1.9 pp
INTERNATIONAL MARKET - GOL	4Q11	4Q10	%Var.	2011	2010	% Var.
ASK (billion)	1.1	1.3	-18.8%	4.5	4.9	-10.2%
RPK (billion)	0.6	0.8	-19.5%	2.8	2.9	-4.6%
Load Factor	60.4%	61.0%	-0.6 pp	62.6%	60.5%	+2.0 pp

Data from the Brazilian Civil Aviation Agency (Anac). ;  *4Q10 and 2010 operating data were recalculated in accordance with the current DCA Manual;

SUPPLY (ASK)

GOL's domestic route network recorded a 9.0% upturn in supply, chiefly due to the increase in fleet productivity from 13.0 block hours/day in 4Q10 to 13.3 block hours/day in 4Q11, combined with the higher number of destinations and more frequent flights between the periods (more domestic flights and routes out of Guarulhos, Santos Dumont. Brasília and Confins). In the same period, supply on the international route network fell by 18.8% due to: (i) the discontinuation of international charter flights due to the return of three B767 aircraft; and (ii) the discontinuation of flights to Bogotá, in Colombia.

DEMAND (RPK) and LOAD FACTOR

GOL’s domestic demand moved up by 2.9% over 4Q10, mainly due to the 9.0% increase in supply mentioned above.    Demand on GOL’s international route network declined by 19.5% year-on-year, primarily due to the discontinuation of flights to Bogotá, in Colombia, and the winding up of international charter flights with the B767 aircraft.

As a result of the above, GOL’s load factor averaged 64.3% in 4Q11, 3.4 p.p. down on the 67.7% reported in 4Q10.

AVIATION MARKET – INDUSTRY

Domestic aviation industry supply and demand increased by 10.7% and 8.5%, respectively, over 4Q10, with an  average load factor of 68.4%, versus 69.8% in 4Q10.  In the annual comparison, demand grew by 16.0%, or six times 2011 GDP growth, with an average load factor of 70.2%, a 1.7 p.p. improvement over 2010, primarily due to the exceptionally attractive fares in the first half of 2011.

TOTAL SYSTEM	4Q11	4Q10	% Var.	2011	2010	% Var.
ASK - Industry	38.8	35.6	8.9%	149.3	133.7	11.7%
RPK - Industry	27.3	25.5	7.3%	107.7	94.0	14.6%
Load Factor	70.4%	71.4%	-1.1pp	72.1%	70.3%	+1.8 pp
DOMESTIC MARKET	4Q11	4Q10	%Var.	2011	2010	% Var.
ASK - Industry	30.5	27.5	10.7%	115.9	102.6	12.9%
RPK - Industry	20.8	19.2	8.5%	81.4	70.3	15.7%
Load Factor	68.4%	69.8%	-1.4pp	70.2%	68.5%	+1.7 pp
INTERNATIONAL MARKET	4Q11	4Q10	%Var.	2011	2010	% Var.
ASK - Industry	8.3	8.1	2.6%	33.4	31.0	7.6%
RPK - Industry	6.5	6.3	3.4%	26.3	23.7	11.1%
Load Factor	77.5%	76.9%	+0.6pp	78.8%	76.4%	+2.4 pp

Data from the Brazilian Civil Aviation Agency (Anac); (*) 4Q10 and 2010 operating data were recalculated in accordance with the current DCA Manual;

OPERATING INDICATORS

Given that Webjet's results were first incorporated into GOL's on October 3, 2011, Webjet’s traffic data (ASK, RPK and load factor) from 87 days of operations were consolidated for the purposes of calculating the Company’s 4Q11 and 2011 operating indicators. The other information listed below refers to the full period of 4Q11.

Dados Operacionais Consolidados	4T11	4T10	% Var.	2011	2010	% Var.
RPK (in Bn)	9.3	8.1	15.5%	34.4	30.6	12.3%
GOL	8.1	8.1	0.7%	33.2	30.6	8.4%
Webjet	1.2	-	na	1.2	-	na
ASK (in Bn)	14.3	11.9	19.7%	50.1	45.9	9.1%
GOL	12.6	11.9	6.0%	48.5	45.9	5.6%
Webjet	1.6	-	na	1.6	-	na
Taxa de Ocupação	65.4%	67.7%	-2.4%	68.7%	66.7%	1.9%
GOL	64.3%	67.7%	-3.4%	68.5%	66.7%	1.8%
Webjet	73.2%	-	na	73.2%	-	na
Revenue Passengers (’000)	10,005	8,964	11.6%	36,220	32,915	10.0%
GOL	8,656	8,964	-3.4%	34,872	32,915	5.9%
Webjet	1,348	-	na	1,348	-	na
Productivity (Block Hour/Day)	13.0	13.0	0.1%	12.9	12.8	0.8%
GOL	13.3	13.0	2.4%	13.4	12.8	4.2%
Webjet	11.4	-	na	11.4	-	na
Departures (000)	96,328	74,911	28.6%	326,062	295,160	10.5%
GOL	82,065	74,911	9.5%	311,799	295,160	5.6%
Webjet	14,263	-	na	14,263	-	na
Stage Lenght (km)	889	910	-2.2%	903	907	-0.4%
GOL	906	910	-0.4%	908	907	0.2%
Webjet	795	-	na	795	-	na
Average Operating Aircraft	138	110	25.3%	134	110	21.8%
GOL	116	110	5.5%	112	110	1.9%
Webjet	22	-	na	22	-	na
Fuel Consumption (mm)	462	377	22.5%	1,592	1,465	8.6%
GOL	397	377	5.1%	1,526	1,465	4.2%
Webjet	65	-	na	65	-	na
Employee	20,525	18,776	9.3%	20,525	18,776	9.3%
GOL	18,781	18,776	0.0%	18,781	18,776	0.0%
Webjet	1,744	-	na	1,744	-	na

(*) 4Q10 and 2010 operating data were recalculated in accordance with the current DCA Manual;

CONSOLIDATED FINANCIAL INDICATORS

Given that Webjet's results were first incorporated into GOL's on October 3, 2011, Webjet’s traffic data (ASK, RPK and load factor) from 87 days of operations were consolidated for the purposes of calculating the Company’s 4Q11 and 2011 operating indicators.

Dados Operacionais	4T11	4T10	Chg.%	2011	2010	Chg.%
Yield per Passenger Kilometer (R$ cents)	21.42	21.03	1.8%	19.51	20.48	-4.8%
Passenger Revenue per ASK (R$ cents)	14.00	14.24	-1.7%	13.39	13.67	-2.0%
Operating Revenue per ASK (RASK) (R$ cents)	15.65	15.68	-0.2%	15.04	15.19	-1.0%
Operating Cost per ASK (CASK) (R$ cents)	15.89	13.49	17.8%	15.41	13.67	12.7%
Operating cost, excluding fuel, per ASK (R$ cents)	9.47	8.58	10.4%	9.31	8.70	7.0%
Average Exchange Rate (1)	1.80	1.70	6.2%	1.67	1.76	-4.8%
End of period Exchange Rate (1)	1.88	1.67	12.6%	1.88	1.67	12.6%
Inflation (IGP-M) (2)	5.1%	11.3%	-6.2pp	5.1%	11.3%	-6.2pp
Inflation (IPCA) (3)	5.6%	5.9%	-0.3pp	5.6%	5.9%	-0.3pp
WTI (avg. per barrel, US$) (4)	94.06	85.24	10.3%	95.11	79.63	19.5%
Gulf Coast Jet Fuel Cost (average per liter, US$) (4)	0.76	0.62	22.1%	0.77	0.62	23.7%

Sources: (1) Brazilian Central Bank (2) FGV (3) IBGE (4) Bloomberg; (*) 4Q10 and 2010 operating data were recalculated in accordance with the current DCA Manual; (**) certain variation calculations in this report may not match due to rounding.

INCOME STATEMENT

Net Revenue

Consolidated net revenue came to R$2,233.5mm in 4Q11, 19.5% up on the R$1,869.8mm reported in 4Q10, mainly due to the incorporation of Webjet’s R$280.6mm revenue in 4Q11. Total consolidated net revenue per ASK (RASK) remained virtually flat over 4Q10. In 2011, total net revenue stood at R$7,539.3mm, 8.0% more than the R$6,979.5mm reported in 2010.

Net Revenue Breakdown (R$ MM)	4Q11	4Q10	% Var.	2011	2010	% Var.
Net Revenue	2,233.5	1,869.8	19.5%	7,539.3	6,979.4	8.0%
Passenger	1,998.0	1,697.8	17.7%	6,713.0	6,277.7	6.9%
Ancillary	235.5	172.0	36.9%	826.3	701.8	17.7%

RASK Breakdown (R$ MM)	4T11	4T10	Chg.%	2011	2010	Chg.%
Net Revenue - RASK	15.65	15.68	-0.2%	15.04	15.19	-1.0%
Pessenger - PRASK	14.00	14.24	-1.7%	13.39	13.67	-2.0%
Ancillary per ASK	1.65	1.44	14.3%	1.65	1.53	7.9%

(*) 4Q10 and 2010 operating data were recalculated in accordance with the current DCA Manual;

     The positive variation in consolidated net revenue was due to the 15.5% increase in GOL’s consolidated demand due to the incorporation of Webjet’s route network performance into the fourth-quarter consolidated result. There was also a 1.8% period upturn in yields, partially offset by the 2.4 p.p. decline in the consolidated load factor. Consolidated PRASK fell by 1.7% year-on-year.

     Consolidated ancillary revenue came to R$235.5mm, 36.9% up on the R$172.0mm recorded in 4Q10, chiefly due to: (i) the 10% increase in revenue from cargo operations; (ii) the 20% upturn in revenue from flight rebooking charges, passenger service and ticket refunds; and (iii) the 30% growth in revenue from international partnership agreements. Consolidated ancillary revenue per ASK increased by 14.3% year-on-year.

Operating Costs and Expenses

Total consolidated operating costs and expenses stood at R$2,267.4, 41.0% more than in 4Q10. Total CASK came to 15.89 cents (R$), 17.8% up year-on-year. CASK excluding fuel expenses (CASK ex-fuel) totaled 9.47 cents (R$), an 10.4% 12-month increase. In 4Q11, Webjet’s costs and expenses of R$289.5mm were incorporated into GOL’s result.

Operating Expenses (R$ MM)	4Q11	4Q10	% Var.	2011*	2010	% Var.
Aircraft Fuel	(915.4)	(584.6)	56.6%	(3,060.7)	(2,287.4)	33.8%
Salaries, Wages and Benefits	(447.6)	(343.4)	30.3%	(1,560.4)	(1,252.4)	24.6%
Aircraft Rent	(155.7)	(138.9)	12.1%	(505.1)	(555.6)	-9.1%
Sales and Marketing	(121.6)	(106.8)	13.8%	(402.6)	(367.8)	9.5%
Landing Fees	(113.4)	(92.9)	22.1%	(395.2)	(331.9)	19.1%
Aircraft and Traffic Servicing	(140.9)	(116.9)	20.5%	(484.6)	(427.9)	13.3%
Maintenance, Materials and Repairs	(135.3)	(54.6)	147.8%	(434.2)	(423.0)	2.7%
Depreciation and Amortization	(117.1)	(74.2)	57.8%	(388.6)	(281.6)	38.0%
Other Operating Expenses	(120.6)	(95.6)	26.1%	(494.6)	(354.1)	39.6%
Total Operating Expenses	(2,267.4)	(1,607.9)	41.0%	(7,726.0)	(6,281.7)	23.0%
Operating Expenses Ex-Fuel	(1,352.1)	(1,023.3)	32.1%	(4,665.3)	(3,994.2)	16.8%

Operating Expenses per ASK*	4T11	4T10	Chg.%	2011	2010	Chg.%
Aircraft fuel	(6.41)	(4.90)	30.8%	(6.11)	(4.98)	22.6%
Salaries, wages and benefits	(3.14)	(2.88)	8.9%	(3.11)	(2.73)	14.2%
Aircraft rent	(1.09)	(1.16)	-6.4%	(1.01)	(1.21)	-16.7%
Sales and Marketing	(0.85)	(0.90)	-4.9%	(0.80)	(0.80)	0.3%
Landing Fees	(0.79)	(0.78)	2.0%	(0.79)	(0.72)	9.1%
Aircraft and Traffic Servicing	(0.99)	(0.98)	0.6%	(0.97)	(0.93)	3.8%
Maintenance, Materials and Repairs	(0.95)	(0.46)	107.0%	(0.87)	(0.92)	-5.9%
Depreciation and Goodwill Amortization	(0.82)	(0.62)	31.8%	(0.78)	(0.61)	26.5%
Other Operating Expenses	(0.84)	(0.80)	5.4%	(0.99)	(0.77)	28.0%
Total CASK	(15.89)	(13.49)	17.8%	(15.41)	(13.67)	12.7%
CASK Excluding Fuel Expenses	(9.47)	(8.58)	10.4%	(9.31)	(8.70)	7.0%

(*) 2011: excludes non-cash bookings in 1Q11; (*) 4Q10 and 2010 operating data were recalculated in accordance with the current DCA Manual;

     Aircraft fuel costs per ASK totaled 6.41 cents (R$) in 4Q11, 30.8% up on 4Q10, chiefly due to the 27.8% increase in the price of jet fuel paid by GOL, as well as the 22.5% consolidated upturn in fuel consumption. Fuel expenses accounted for around 40% of the Company’s total fourth-quarter expenses.

     Salaries, wages and benefits per ASK came to 3.14 cents (R$) in 4Q11, 8.9% up on 4Q10, primarily due to: (i) the 8.75% impact of the 2011 collective bargaining agreement; (ii) the 6.0% pay rise agreed upon for 2012, which impacted December’s payroll; (iii) the 25.5% increase in the number of consolidated hours flown; and (iv) the 9.3% expansion in the Company’s workforce due to the incorporation of Webjet on October 3, 2011.

     Aircraft leasing costs per ASK stood at 1.09 cents (R$) in 4Q11, 6.4% down year-on-year, chiefly due to the return of three B767 aircraft between the periods, partially offset by the incorporation of expenses from the leasing of 18 B737 aircraft in Webjet’s fleet and the 6.2% average depreciation of the Real against the Dollar. At the end of the quarter, the Company had 99 aircraft classified under operating leasing, versus 86 in 4Q10.

     Sales and marketing expenses per ASK amounted to 0.85 cents (R$), 4.9% less than in 4Q10. In absolute terms, however, these expenses increased by 13.8%, mainly due to: (i) the increase of close to 24.0% in expenses from sales incentives due to period sales volume growth; and (ii) the 35.0% growth in expenses from sales commissions paid to credit card administrators, due to the higher number of direct sales to the detriment of travel agent sales in 4Q11.

     Landing fees per ASK stood at 0.79 cents (R$) in 4Q11, 2.0% more than in 4Q10, due to: (i) the impact from the new landing and navigation fee calculation methodology introduced by Infraero in 2011; (ii) the 28.6% upturn in the number of departures as a result of Webjet’s operations; and (iii) the 6.2% depreciation of the Real against the Dollar, which had a negative impact on the Company’s international operations.

     Aircraft and traffic servicing expenses per ASK remained virtually flat over 4Q10 at 0.99 cents (R$). In nominal terms, these expenses grew by 20.5%, primarily due: (i) the increase in consolidated operational volume (28.6% upturn in the number of arrivals and departures), which impacted expenses from handling, collection and forwarding, among others; (ii) additional expenses from computer system improvements and the purchase of new software (Smiles, Call Center, Cargo and Human Resources Systems); and (iii) the 6.2% average depreciation of the Real against the Dollar, which had a negative impact on the Company’s international operations.

     Maintenance, materials and repairs per ASK came to 0.95 cents (R$), 107.0% up year-on-year, due to: (i) the higher number of engine maintenance events (13 in 4Q11, versus 6 in 4Q10); (ii) the average 6.2% period depreciation of the Real against the Dollar; and (iii) the incorporation of R$14.0mm in expenses from maintenance, materials and repairs of Webjet’s aircraft in 4Q11.

     Depreciation and amortization per ASK increased by 31.8% year-on-year to 0.82 cents (R$) due to the larger number of aircraft under financial leasing (45 in 4Q11 versus 39 in 4Q10) and the upturn in the depreciation of estimated aircraft reconfiguration costs which will be incurred when the aircraft are returned and costs from improvements related to major engine maintenance established in the contracts.

     Other operating costs and expenses per ASK increased by 5.4% over 4Q10 to 0.84 cents (R$), partially offset by  R$88.4mm from the gain bargain purchase on the acquisition of Webjet (for more details, see Note 13 to the financial statements). Excluding this gain, these costs and expenses per ASK (comprising crew travel, accommodation and daily expenses, direct passenger expenses, equipment leasing, aircraft insurance, general and administrative expenses, and fines) grew by 83% over 4Q10, due to: (i) expenses of R$10.0mm from the incorporation of Webjet; (ii) a R$10.0mm upturn in variable expenses directly linked to the Company’s operational volume (crew travel, accommodation, meals, transportation and direct passenger expenses) due to the 9.5% increase in the number of landings by GOL; (iii) R$15mm in expenses from fines and contract terminations; (iv) the booking of R$51mm in impairment losses related to VRG and Webjet’s fixed assets (for more details, see Note 15 to the financial statements); (v) revision of the criteria used to calculate contributions for PIS and COFINS. This situation has generated a non cash expense of $ 21.7 million, as detailed in note 8 to the financial statements; and (vi) the 6.2% average period depreciation of the Real against the Dollar, which had a negative impact on the Company’s international operations.

During 4Q11 GOL´s results was affected by the following non-recurring expenses with no cash effect:

Credits in Results (in R$ mm)	(113.7)
Gain bargain purchease (Webjet´s acquisition)	(88.4)
Provision of onerous contracts, concerning two Boeing 767-300 aircraft	(25.3)
Debits in Results (in R$ mm)	98.7
Provision for anticipated return of 14 B737-300 aircraft (Webjet)	26.3
Impairment of fixed assets (VRG and Webjet)	50.7
Revision of the criteria used to calculate contributions for PIS and COFINS	21.7
Efeito Líquido no Resultado do 4T11	(15.1)

Aiming to complement its ongoing cost reduction program, in 2011 GOL introduced new measures to help mitigate the industry’s upward structural cost trajectory, particularly related to:

The constant revision of processes linked to aviation operations:

      FUEL. The following initiatives are currently being implemented: (i) optimization of planned fuel for eventual rerouted flights; and (ii) the use of CFM56-7BE engines, which are more efficient than the current CFM56-7B1 engines – the new engines are installed in 12 aircraft received in the second half of 2011. In addition, in 2012 the Company will adopt a new approach for flights to Santos Dumont Airport in Rio de Janeiro (RPN), aiming to optimize fuel consumption. The combination of these factors should reduce flight times, optimize the use of GOL’s airport slots and economize fuel. For example, the new aircraft approach procedure should result in fuel savings of around R$1.5mm per year for operations in Santos Dumont, the only airport authorized by the regulators to use the procedure.

      NEW AIRCREW WORK MODEL. Decentralization of aircrew allocation from São Paulo through the creation of new crew operational bases in other locations, revision of the current workforce and schedule of the crew, besides mapping of flight crew performance in order to improve punctuality. This initiative will optimize the Company’s route network and reduce administrative costs with crew travel and accommodation. GOL believes this initiative will reduce its operating costs by around R$135mm by 2014. In 2012 alone, the reduction should come to around R$35mm (in addition to the other initiatives already announced).

      GROUND OPERATIONS: mapping of operational turnaround times in the country’s main airports, aiming to ensure punctuality and reduce extra costs caused by flight delays. Greater speed in these airports will allow GOL to reduce its block hours as the service becomes more efficient, reducing variable costs in the coming years.

OPERATING RESULT

The 4Q11 consolidated operating result (EBIT) was a negative R$33.9 mm in 4Q11 with a negative margin of 1.5%, versus the positive R$261.9mm (margin of 14.0%) reported in 4Q10. This result was mainly due to the period increase in fuel expenses and the 6.2% depreciation of the Real against the Dollar, which had a negative impact on the Company’s dollar-pegged costs. In the full year, consolidated EBIT was a negative R$186.7 mm, with a negative margin of 2.5%, versus the positive  R$697.8mm (margin of 10.0%) recorded in 2010, chiefly due to the period upturn in fuel expenses and non-recurring expenses in 2011, in turn primarily due to the return of the B767 aircraft, among others.

EBITDAR (R$ MM)	4Q11	4Q10	% Var.	2011*	2010	% Var.
Net Revenue	2,233.5	1,869.8	19.5%	7,539.3	6,979.4	8.0%
Operating Costs and Expenses	(2,267.4)	(1,607.9)	41.0%	(7,726.0)	(6,281.7)	23.0%
EBIT	(33.9)	261.9	nm	(186.7)	697.8	-126.8%
EBIT Margin	-1.5%	14.0%	nm	-2.5%	10.0%	nm
Depreciation and Amortization	(117.1)	(74.2)	57.8%	(388.6)	(281.6)	38.0%
EBITDA	83.2	336.1	-75.2%	202.0	979.4	-79.4%
EBITDA Margin	3.7%	18.0%	-14.2 pp	2.7%	14.0%	-11.4 pp
Aircraft Rent	(156)	(139)	12.1%	(505)	(556)	-9.1%
EBITDAR	238.9	475.0	-49.7%	707.0	1,535.0	-53.9%
EBITDAR Margin	10.7%	25.4%	-14.7 pp	9.4%	22.0%	-12.6 pp

(*) 2011: excludes non-cash bookings in 1Q11

HEDGE RESULT

In 4Q11, the Company recognized a net gain from hedge operations of R$56.6mm (dealt with in more detail in the Financial Result section), with a negative cash impact of R$12.5mm in the same period.

Hedge Results (R$MM)	WTI	Foreign Exchange	Interest Rate	Total
Subtotal - Operating Result	58.1	-	(0.3)	57.8
Subtotal - Financial Result	-	(2.4)	1.2	(1.2)
Total	58.1	(2.4)	0.9	56.6
OCI (gross value)	(20.9)	-	(58.4)	(79.3)

*OCI (Other Comprehensive Income) or Statement of Comprehensive Income is a transitional account where positive and negative fair value adjustments of future operations are booked. The purpose is to state income as close to the Company’s reality as possible. As the results from operations occur in their respective accrual periods, they are incorporated into the Company's income. GOL records the fair value of hedges due in future periods.

        Fuel: Fuel consumption hedge transactions, which are effected through derivative contracts related to crude oil and its by-products (WTI, Brent and heating oil), generated gains of R$58.1mm in the quarter. Of this total, gains of R$10.2mm from contracts maturing in 4Q11 and gains of R$47.9mm from contracts maturing in the future, but which were booked in advance under the financial result, were considered ineffective for hedge accounting purposes.

        Foreign Exchange: Foreign exchange hedge transactions generated a net loss of R$2.4mm, booked under the financial result and referring to transactions that were not considered effective for hedge accounting purposes. Given the volatility of the exchange rate in 4Q11 and the focus on short-term hedging, the Company decided to suspend its foreign exchange cash flow hedges. As of 1Q12, however, the FX hedge policy was resumed.

        Interest: The swap transactions contracted as a hedge against future aircraft deliveries generated gains of R$0.9mm, and the contracts that were considered effective for cash flow hedge accounting purposes were recognized under OCI at the end of the quarter.

The table below shows the nominal value of derivatives contracted as a hedge against future fuel expenses, the derivatives’ average contracted rate and the percentages of hedged fuel exposure on an accrual basis on December 31, 2011:

National Contract Value per period	1Q12	2Q12	3Q12	4Q12	Total
National Volume in Barrels ('000)	1,984.0	1,687.0	1,162.0	861.0	5,694
Price per Barrel (US$)*	124.7	122.2	113.2	101.6	118.11
Percentage of Protected Exposition	48%	41%	27%	20%	34%
**Mark-to-Market Value R$MM	464.1	386.7	246.6	164.1	1,261.5
 * Weighted average of derivative strike prices – call options only .;
** On 12/30/2011, the exchange rate was R$1.8758/ US$1.00.

All the financial instruments used for hedging purposes in this quarter consisted of WTI and Brent call options, WTI, Brent and heating oil zero cost collar contracts, Brent, FX and CDI swaps, and Libor interest rate swaps. GOL focuses on simplified derivative structures, aiming to reduce its operating risks and ensure as much compliance as possible with the targets established in its annual budget.

Net Financial Result

The 4Q11 consolidated net financial result was an expense of R$70.3mm, versus an expense of R$44.0mm in 4Q10. The annual net financial result was an expense of R$751.4mm, 141.4% up on the R$311.3mm recorded in 2010, chiefly due to the period depreciation of the Real against the Dollar. An expense of R$19.4mm referring to 87 days of Webjet’s operations was incorporated into the 4Q11 net financial result.

Financial Result (R$ MM)	4Q11	4Q10	% Var.	2011	2010	% Var.
Interest Expenses	(137.0)	(93.4)	46.7%	(421.8)	(338.6)	24.6%
Finance Leases	(25.5)	(21.2)	20.3%	(89.9)	(88.5)	1.6%
Other Interest Expenses	(111.5)	(72.2)	54.4%	(331.9)	(250.1)	32.7%
Exchange Variation	(14.6)	44.3	nm	(398.9)	46.0	nm
Finance Revenue	38.2	34.4	10.9%	147.5	116.2	27.0%
Hedge Results	56.6	(26.5)	nm	(52.4)	(117.0)	-55.2%
Other	(13.4)	(2.9)	366.6%	(25.8)	(17.9)	44.4%
Net Financial Results	(70.3)	(44.0)	59.5%	(751.4)	(311.3)	141.4%

 (*) 2011: excludes non-cash bookings in 1Q11

    Interest expenses totaled R$137.0mm, 46.7% up on 4Q10, primarily due to: (i) higher interest expenses from the 4th and 5th debenture issues in September 2010 and June 2011 and senior notes issued in July 2010; (ii) the larger number of aircraft classified under financial leasing (45 in 4Q11 versus 39 in 4Q10); (iii) the incorporation of Webjet’s interest expenses; and (iv) the 12.6% appreciation of the Dollar against the Real at the end of the quarter, which had a negative impact on interest payments on foreign-currency debt (70% of the total in 4Q11).

    The  exchange and monetary variation generated an expense of R$14.6mm in 4Q11, versus a gain of R$44.3mm in 4Q10, due to the negative impact of the 1.2% depreciation of the Real against the Dollar between 4Q11 and 3Q11 on the Company’s foreign-currency debt (70% in 4Q11).

    Financial revenue totaled R$38.2mm in 4Q11, 10.9% up on the R$34.4mm recorded in 4Q10, due to: (i) increased investments of the Company’s cash position as a result of the 18.7% growth in the Company’s total cash.

    Other financial expenses totaled R$13.4mm in 4Q11, versus R$2.9mm in 4Q10. This upturn was chiefly due to the incorporation of R$11.2mm of Webjet’s result into the Company's 4Q11 result, and to higher expenses from banking commissions generated by the 4th and 5th debenture issues in September 2010 and June 2011.

Income Tax

Total 4Q11 income tax was a gain of R$158.4mm versus an expense of R$85.6mm in 4Q10, mainly caused by the 4Q11 negative result, credits taxes from VRG tax loss carryforwards and negative basis of social contribution and the effect of the depreciation of the Real against the Dollar between the quarters, which generated a temporary difference on the exchange variation of financial leases, contributing to the gain booked in the deferred income tax line.

Income Taxes (R$)	4Q11	4Q10	% Var.	2011(*)	2010	% Var.
Current Income Tax	(24.1)	(34.4)	-30.0%	(27.0)	(53.9)	-49.9%
Deferred Income Tax	182.5	(51.2)	nm	254.7	(118.4)	nm
Net Financial Results	158.4	(85.6)	nm	227.7	(172.3)	nm

 (*) 2011: excludes non-cash bookings in 1Q11

NET RESULT

GOL posted net income of R$54.3mm in 4Q11, with a net margin of 2.4%, versus R$132.2mm in 4Q10, primarily due to the positive impact of R$182.5mm in deferred income tax in 4Q11, partially offset by a pre-tax loss of R$104.2mm. In 2011 as a whole, the Company reported an adjusted net loss of R$710.4mm, versus net income of R$214.2mm in 2010, chiefly due to: (i) the negative impact of the 12.6% depreciation of the Real against the Dollar (end of period), which generated  an annual exchange loss of R$389.9mm; (ii) the 23.2% increase in the cost of jet fuel contracted by the Company in comparison with 2010; and (iii) non-recurring expenses in 2011, including the return of the B767 aircraft, fines from the termination of contracts with suppliers, the impairment of VRG and Webjet’s assets, and others already announced in 2011.

BALANCE SHEET

LIQUIDITY

Cash and cash equivalents (including short-term investments) ended the quarter at R$2,348.5mm, an 18.7% increase over 4Q10, mainly due to: (i) the 5th debenture issue in June 2011 totaling R$500mm; (ii) the capitalization of R$186mm from the strategic agreement with Delta Air Lines; and (iii) the rescheduling of Webjet’s R$200mm debt at the end of 2011 and the consequent freeing of the associated guarantees, which allowed for the more flexible management of Webjet’s cash flow. In fact, Webjet’s liquidity has come as a positive information to the Company, which initially expected to inject more capital than it actually did. This cash management flexibility is a result of Webjet’s operating performance in the last three months.

Total Liquidity (R$ MM)	4Q11	4Q10	% Var.	3Q11	% Var.
In Reais	2,702.6	2,281.6	18.5%	2,453.3	10.2%
Cash and Financial Assets	2,348.5	1,978.5	18.7%	2,126.7	10.4%
Short Term Receivables	354.1	303.1	16.8%	326.6	8.4%
Total Liquidity	2,702.6	2,281.6	18.5%	2,453.3	10.2%

GOL continues to pursue its strategy of maintaining strong liquidity. At the close of 4Q11, the Company’s total cash comprised: (i) cash and cash equivalents of R$1,230.3mm; (ii) R$1,009.1mm in immediate liquidity financial assets; and (iii) R$109.1mm in short and long-term restricted cash. The current liquidity ratio was negatively affected by the reclassification of the 4th and 5th debenture issues from long to short-term.

On December 31, 2011, the Company and its subsidiaries did not meet the financial covenants established with the IFC, Bradesco and Banco do Brasil for its 4th and 5th issue debentures. The Company therefore reclassified the long-term balance with the 4th and 5th issue debentures as short-term in order to comply with Brazilian and international accounting rules. By March 2012, the Company had obtained waiver approval from the debenture holders (Banco do Brasil and Bradesco) for an initial period of three quarters, including the quarter ended on December 31, 2011. Consequently, there were no changes in the Company’s liquidity due to these obligations, and for the purpose of the 1Q12 results disclosure, the amount related to these issues will once again be reclassified as long-term.

Accordingly, excluding the reclassification of the 4th and 5th issue of debentures as short-term on December 31, 2011, short and long-term debt closed 2011 at R$464.0mm and R$4,527.5mm, respectively. Including the reclassification, total cash accounted for 5.1x obligations for the next 12 months (versus 5.7x in 4Q10 and 4.8x in 3Q11). The current liquidity ratio (cash and cash equivalents plus receivables divided by current liabilities) stood at 1.0x in 4Q11 (compared to 1.4x in 4Q10 and 0.9x in 3Q11).

On March 15, 2012, the Meeting of Debenture Holders for the 4th and 5th debenture issues resolved to relieve VRG from the obligation to comply with the financial covenants and limits in view of the waiver obtained from the debenture holders, and, consequently, authorized the non-declaration of event of default. Therefore, on the balance sheet date the Company was compliant with its obligations agreed upon in the debenture indenture.

Short-term receivables mainly comprise flight sales via credit card and accounts receivable from travel agencies and cargo transportation. At the end of 4Q11, these receivables totaled R$354.1mm, 16.8% more than the R$303.1mm reported in 4Q10, chiefly due to the increase in advanced bookings as a result of the incorporation of Webjet’s R$48.0mm balance in 4Q11.

Indebtedness

On December 31, 2011, the Company’s total loans and financings came to R$4,991.4mm, 33.4% up on 4Q10, mainly due to: (i) the incorporation of Webjet’s liabilities totaling R$221.2mm; (ii) the 5th debenture issue in June 2011; (iii) the higher number of aircraft under financial leasing (45 in 4Q11 versus 39 in 4Q10); and (iv) the depreciation of the Real against the Dollar. In comparison with 3Q11 there was a 5.7% increase, chiefly due to: (i) the incorporation of Webjet's liabilities into GOL's consolidated balance sheet; (ii) ) the higher number of aircraft under financial leasing (45 in 4Q11 versus 41 in 3Q11); and (iii) the 1.2% period depreciation of the Real against the Dollar.

Excluding the perpetual bonds, the Company’s total debt closed the year at R$4,655.7mm, 35.2% and 6.0% more than in 4Q10 and 3Q11, respectively, with an average term of 7.3 years and an average rate of 12.3% for local-currency debt and 6.3% for Dollar-denominated debt. GOL ended the quarter with a leverage ratio (adjusted gross debt /EBITDAR) of 12,1x, versus 5.0x in 4Q10 and 8.6x in 3Q11.

Gross Debt (R$ MM)	4Q118	4Q10	% Var.	3Q11	% Var.
Short Term Debt (b)	464,0	346,0	34,1%	441,6	5,1%
Long Term Debt (a)	4.527,5	3.395,1	33,4%	4.282,4	5,7%
Gross Debt (a)+(b)	4.991,4	3.741,1	33,4%	4.724,0	5,7%
% of U.S Dollar denominated debt	70,0%	80,0%	-10,0pp	70,0%	+0,0pp
Cash and Cash Equivalents (c)	2.348,5	1.978,5	18,7%	2.126,7	10,4%
Net Debt (a)+(b)-(c)	2.642,9	1.762,6	49,9%	2.597,3	1,8%

*Excluding the reclassification of the 4th and 5th issue of debentures as short-term debt on December 31, 2011 due to the Company had obtained waiver approval

The table below separates the Company’s total debt into financial debt and debt related to aircraft financing under financial leasing in GOL's balance sheet, as well as future financial obligations from operational leasing contracts that cannot be canceled and are booked under the operating result (off balance sheet). GOL ended 4Q11 with a net debt/EBITDAR ratio (LTM) of 7.1x, versus 2.6x in 4Q10 and 5.0x in 3Q11.

Financing Debt (R$ MM)	4Q11	4Q10	% Var.	3Q11	% Var.
Aircraft Financing	2,056.3	1,680.1	22.4%	2,012.6	2.2%
Leasings Financeiros	2,056.3	1,680.1	22.4%	2,012.6	2.2%
Loans and Financings	2,871.1	2,007.3	43.0%	2,662.8	7.8%
Loans and Financings (ex-perpetual notes)	2,535.3	1,709.4	48.3%	2,330.9	8.8%
Perpetual Notes	335.8	297.9	12.7%	331.9	1.2%
Accumulated Interest	64.1	53.7	19.4%	48.6	31.9%
Gross Debt (a)	4,991.4	3,741.1	33.4%	4,724.0	5.7%
Operating Leases (off-balance) (b)	2,269.5	2,171.0	4.5%	2,082.2	9.0%
Total Loans and Financing (a)+(b)	7,261.0	5,912.1	22.8%	6,806.2	6.7%

Total financial obligations, comprising gross debt recorded in the balance sheet and projected operational leasing payments between 2011 and 2021, came to R$7.3bn in the quarter, 22.8% and 6.7% up on 4Q10 and 3Q11, respectively.  Total financial obligations is the indicator that shows the real extent of the Company’s future obligations. The table below shows the amortization schedule of financial debt classified as long-term in the Company’s consolidated balance sheet, comprising long-term debt less aircraft financial leasing.

period	Amortization in R$	% Total	% Real	%USD
2013	99.3	6.4%	100%	0%
2014	85.4	5.5%	100%	0%
2015	70.0	4.5%	100%	0%
2016	4.4	0.3%	100%	0%
>2016	949.6	61.5%	1%	99%
without Expiration	335.8	21.7%	0%	100%
Total	1.544.5	100.0%	17%	83%

The following table shows the main financial indicators used by the Company:

Financial Ratios	4Q11	4Q10	%Var.	3Q11	%Var.
% of Foreign Currency Debt (Balance Sheet)	70.4%	76.4%	-6.1pp	72.4%	-2.1pp
Cash and Equivalents as % of LTM Net Revenues	31.1%	28.3%	+2.8pp	29.6%	+1.5pp
Net Debt (R$ MM)	2,643.0	1,762.6	49.9%	2,597.4	1.8%
Gross Debt (R$ MM)	4,991.4	3,741.1	33.4%	4,724.0	5.7%
Adjusted Gross Debt (2) (R$ MM)	8,526.9	7,630.6	11.7%	8,141.8	4.7%
Adjusted Net Debt (3) (R$ MM)	6,178.4	5,652.1	9.3%	6,015.1	2.7%
Adjusted Gross Debt (2) / EBITDAR (UDM)	12.1x	5.0x	142.6%	8.6x	39.7%
Adjusted Net Debt (3) / EBITDAR (UDM)	8.7x	3.7x	137.3%	6.4x	37.0%
EBITDA / Financial Expenses (UDM)	0.5x	2.9x	-83.4%	1.2x	-60.2%
Financial Commitments*/EBITDAR (UDM)	7.1x	2.6x	178.3%	5.0x	43.7%

*Financial commitments (gross debt + operational leasing contracts, in accordance with note 25 to the consolidated financial statements) less cash and cash equivalents and short-term investments; **Gross debt + LTM operational leasing expenses x 7; ***Adjusted gross debt less cash and cash equivalents and short-term financial investments. Certain variation calculations in this report may not match due to rounding.

GOL’S AND WEBJET’S FLEET

The Company closed 4Q11 with a total fleet of 123 B737-700 and 800 NG aircraft with an average age of 7.0 years, plus Webjet’s 24 B737-300s, with an average age of 18.0 years. In 4Q11, the Company took delivery of three aircraft, one of which under financial leasing and two under operational leasing, and returned one 737-700.

In 2011, pursuant to Webjet’s strategic plan, provisions were constituted for the early return of aircraft. These provisions were calculated in line with the return flow of 14 Boeing 737-300s under operational leases as part of the renewal of the Company’s fleet. These aircraft are scheduled for return in 2012 and 2013 (the leasing contracts originally expired between 2012 and 2014).

The Company leases its fleet through a combination of financial and operational leases. Out of the total of 150 aircraft, 99 were under operational leases, 45 were under financial leases, and 6 are owned by the Company. GOL has purchase options on 39 of the 45 aircraft under financial leases when their leasing contracts terminate. The Company’s fleet plan for 2012 and the coming years is being revised in order to include Webjet’s required fleet renewals. In 2012, the increase in the two companies’ combined seat supply will not exceed 2.0%.

Operating Fleet	4Q11	4Q10	Var.	3Q11	Var.
Regular Flights
B737-300 (2)	22	-	22	-	22
B737-700 NG	43	40	3	43	-
B737-800 NG	17	15	2	17	-
B737-800 NG SFP	63	55	8	58	5
Regular Flights Total(1)	145	110	10	118	27
Charters	Var.	4Q10	Var.	3Q11	Var.
B767-300 ER	-	4	(4)	-	-
Charters Total	-	4	(4)	-	-
Non-Operating Fleet	Var.	4Q10	Var.	3Q11	Var.
B737-300 (2)	2	3	(1)	-	2
B737-700 NG	-	2	(2)	-	-
B737-800 NG	-	4	(4)	-	-
B737-800 NG SFP	-	-	-	3	(3)
B767-300 ER (3)	3	2	1	3	-
Non-Operating Total(4)	5	11	(6)	6	(1)
Total	150	125	25	124	26

(1) Includes regular route network aircraft (B737s)
(2) Webjet’s fleet.
(3) These aircraft are no longer part of the Company’s operation fleet. Two of the three B767s were transferred to Delta Air Lines as of January 1, 2012 and the other is subleased.

On December 31, 2011, the Company had 91 firm orders, 10 purchase rights and an additional 40 purchase options with Boeing. The approximate amount of the firm orders, excluding contract discounts, is R$15.8mm, to be paid in accordance with the following schedule:

Aircraft Payments Forecast (R$MM)	2012	2013	2014	2015	2016	>2016	Total
Pre-Delivered Deposits	443.9	537.1	502.0	407.1	94.6	6.6	1,991.4
Aircraft Acquisition Commitments*	896.1	2,938.8	4,341.9	3,740.1	3,207.6	655.5	15,780.2
Total	1,340.0	3,475.9	4,843.9	4,147.2	3,302.2	662.1	17,771.6

In addition to the above-mentioned obligations, the Company will pay R$2.0bn as advances on aircraft acquisitions in the above periods.

Capex

GOL invested close to R$243.8mm in the quarter, 33% of which in the acquisition of aircraft for delivery between 2011 and 2013 (pre-delivery deposits); 61% in the purchase of parts; and around 6% in IT and the expansion of the maintenance center in Confins, Minas Gerais (construction of the Wheel and Break Workshop). Annual capex totaled R$614mm, R$71.6mm of which related to the Webjet merger.

2012 GUIDANCE

GOL may revise its guidance on a quarterly basis to incorporate any developments in its operating and financial performance, as well as any changes in interest, FX, GDP and WTI and Brent oil price trends. The guidance below refers to GOL's and Webjet's consolidated data:

2012 Guidance	Scenario
	Worst	Best
Brazilian GDP Growth	3.0%	4.0%
Domestic Demand Growth (% RPKs)	7.0%	10.0%
Load Factor in Domestic Market	71%	75%
Passengers Transported (million)	42	45
GOL Capacity (ASKs billion)	50.2	51.2
RPK, System (billion)	39.0	41.5
Departures (000)	363.0	370.3
CASK Ex-Fuel (R$ cents)	9.0	9.6
Fuel Liters Consumed (billion)	1.70	1.73
Average Exchange Rate (R$/US$)	1.75	1.80
Operating Margin (EBIT)	4.0%	7.0%

AVIATION MARKET

GOL estimates growth in the industry’s domestic demand of between 7% and 10%, reflecting economic growth and the increased demand for national air travel, with projected elasticity to Brazilian GDP growth of between 2.5x and 3.0x. GOL is planning to grow its domestic supply (ASK) by between 0% and 2%, resulting in load factors of between 71% and 75%. Yields should remain on their progressive recovery trajectory, thanks to the prudent measures adopted by the Company and the industry concerning future seat supply.

FLEET AND FUEL

Based on data supplied by the EIA*, GOL expects WTI and Brent oil prices of around US$110.4 and US$120.4 per barrel.  The Company’s fleet plan for 2012 and the coming years is being revised in order to include Webjet’s required fleet renewals and will be announced to the market as soon as it is defined.

*EIA: Energy Information Administration

BALANCE SHEET

Balance Sheet (R$ `000) IFRS	4Q11	4Q10	3Q11
Assets	10,655,141	9,063,847	9,632,749
Current Assets	3,138,303	2,704,852	2,302,561
Cash and Cash Equivalents	1,230,287	1,955,858	1,302,673
Financial Assets	1,009,068	22,606	163,176
Restricted Cash	8,554	-	106,000
Trade and Other Receivables	354,134	303,054	326,634
Inventories of Parts and Supplies	151,023	170,990	147,360
Recoverable Income Taxes	212,998	88,143	135,660
Credits with leasing companies	-	-	-
Prepaid Expenses	93,797	123,003	79,721
Other Current Assets	43,360	41,198	41,337
Non-Current Assets	5,674,427	4,728,145	5,048,864
Property and Equipment, Net	3,890,470	3,460,968	3,781,771
Intangible Assets	1,783,957	1,267,177	1,267,093
Other Non-Current Assets	1,842,411	1,630,850	2,281,324
Prepaid Expenses	44,964	54,201	47,171
Deposits	-	-	-
Deferred Income Taxes	1,086,990	817,545	926,824
Short Term Investments	-	-	554,843
Restricted Cash	100,541	34,500	60,737
Other Current Assets	14,399	9,227	-

Balance Sheet (R$ `000) IFRS	4Q11	4Q10	3Q11
Liabilities and Shareholders’ Equity	10,655,141	9,063,847	9,632,749
Current Liabilities	3,595,665	1,659,864	2,185,723
Short-Term Borrowings	1,552,440	346,008	441,600
Accounts Payable	414,563	215,792	221,001
Salaries, Wages and Benefits	250,030	205,993	274,728
Tax Obligations	76,736	58,197	51,111
Sales Tax and Lading Fees	190,029	85,140	174,886
Advance Ticket Sales	744,743	517,006	657,691
Provisions	75,568	55,967	17,949
Mileage Program	71,935	26,200	61,233
Customers advance	30,252	24,581	19,419
Dividends payable	584	51,450	7
Obligations with derivatives loss	115,432	-	186,637
Other Current Assets	73,353	73,530	79,461
Non-Current Liabilities	4,853,565	4,474,814	5,449,655
Long-term Debt	3,439,008	3,395,080	4,282,443
Mileage Program	214,779	181,456	178,596
Advance for Costumers	-	33,262	-
Deferred Income Taxes	763,706	642,185	594,492
Provision	231,182	88,911	209,519
Tax Obligations	112,935	99,715	127,395
Other Non-Current Liabilities	91,955	34,205	57,210
Shareholder’s Equity	2,205,911	2,929,169	1,997,371

INCOME STATEMENT

Income Statement (R$ `000) IFRS	4Q11	4Q10	% Var.	2011(*)	2010	% Var.
Net Operating Revenues	2,233,547	1,869,841	19.5%	7,539,308	6,979,447	8.0%
Passenger	1,998,024	1,697,793	17.7%	6,713,029	6,277,657	6.9%
Cargo and Other	235,523	172,048	36.9%	826,279	701,790	17.7%
Operating Costs and Expenses	(2,267,448)	(1,607,935)	41.0%	(7,685,089)	(6,281,652)	22.3%
Salaries, Wages and Benefits	(447,573)	(343,430)	30.3%	(1,560,436)	(1,252,402)	24.6%
Aircraft Fuel	(915,367)	(584,630)	56.6%	(3,060,665)	(2,287,410)	33.8%
Aircraft Rent	(155,661)	(138,851)	12.1%	(505,058)	(555,645)	-9.1%
Sales and Marketing	(121,554)	(106,783)	13.8%	(402,568)	(367,757)	9.5%
Landing Fees	(113,445)	(92,928)	22.1%	(395,249)	(331,883)	19.1%
Aircraft and Traffic Servicing	(140,890)	(116,936)	20.5%	(484,642)	(427,853)	13.3%
Maintenance Materials and Repairs	(135,256)	(54,579)	147.8%	(434,181)	(422,950)	2.7%
Depreciation	(117,145)	(74,221)	57.8%	(388,633)	(281,604)	38.0%
Others	(120,557)	(95,576)	26.1%	(453,657)	(354,147)	28.1%
Operating Result (EBIT)	(33,901)	261,906	nm	(145,781)	697,795	-120.9%
EBIT Margin	-1.5%	14.0%	-15.5 pp	-1.9%	10.0%	-11.9 pp
Other Income (expense)	(70,261)	(44,048)	59.5%	(751,410)	(311,299)	141.4%
Interest Expense	(137,041)	(93,427)	46.7%	(421,841)	(338,609)	24.6%
Interest Revenue	38,213	34,447	10.9%	147,545	116,172	27.0%
Exchange Variation Gain (loss)	(14,580)	44,339	nm	(398,897)	46,023	-966.7%
Net Hedge Results	56,578	(26,530)	nm	(52,425)	(117,022)	-55.2%
Other Expenses, Net	(13,431)	(2,878)	366.6%	(25,792)	(17,863)	44.4%
Income (loss) Before Income Taxes	(104,162)	217,858	nm	(897,191)	386,496	-332.1%
Taxes (Expense) Benefit	158,431	(85,646)	nm	227,688	(172,299)	-232.1%
Net Income (loss)	54,269	132,212	-59.0%	(669,503)	214,197	-412.6%
Net Margin	2.4%	7.1%	-4.6 pp	-8.9%	3.1%	-11.9 pp
EBITDA	83,244	336,127	-75.2%	242,852	979,399	-75.2%
EBITDA Margin	3.7%	18.0%	-14.2 pp	3.2%	14.0%	-10.8 pp
EBITDAR	238,905	474,978	-49.7%	747,910	1,535,044	-51.3%
EBITDAR Margin	10.7%	25.4%	-14.7 pp	9.9%	22.0%	-12.1 pp

(*) 2011: excludes non-cash bookings in 1Q11

CASH FLOW STATEMENT

CASH FLOW STATEMENT (in million of R$)	December 31,2011	December 31,2010
Net income (loss)	(751,538)	214,197
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	395,807	281,604
Allowance for doubtful accounts	23,483	7,728
Provision for contingencies	6,218	18,842
Provision for (reversal of provision for) onerous contracts	15,393	(445)
Provision for inventory obsolescence	1,196	8.402
Deferred taxes	(254,671)	118,444
Equity in subsidiaries	-	-
Share-based compensation	24,875	24,743
Exchange rate changes and inflation adjustments, net	400,095	(46,549)
Interest on loans	414,430	297,256
Unrealized hedge income (loss), net of taxes	19,469	117,022
Provision for aircraft return	96,136	108,106
Other provisions	(30,460)	-
Mileage program	79,057	(106,299)
Write-off of property, plant and equipment and intangible assets	10,173	3,037
Impairment	23,353	-
Gain on bargain purchase	(88,428)	-
Changes in operating assets and liabilities:
Trade accounts receivable	84,840	208,526
Short-term investments used to trade	(1,011,534)	-
Inventories	22,406	-41,433
Deposits	144,456	78,369
Prepaid expenses and recoverable taxes	(12.406)	64.95
Other receivables	16,831	9,865
Trade accounts payable	131,971	(146,590)
Advanced ticket sales	125,112	(44,341)
Liabilities from derivative transactions	(42.314)	-
Advances from customers	(27,591)	(162.150)
Payroll	22,254	(27,168)
Tax and landing fees	58,600	8,809
Taxes payable	6,653	16,549
Provisions	(95,413)	(124,722)
Other payables	22.841	(4.650)
Cash provided by operating activities	(168,706)	(882,102)
Interest paid	(428,023)	(123,019)
Income tax paid	(5,791)	(35,186)
Net cash provided by (used in) operating activities	(602,520)	723,897
Investing activities
Acquisition of subsidiary, net of cash	(33,885)	-
Short-term investments	-	17,938
Restricted cash	(74,594)	(8,416)
Payment of property, plant and equipment	(279,826)	(230,469)
Intangible assets	(80,863)	(58,512)
Net cash used in investing activities	(469,168)	(279,459)
Financing activities
Short and long term debt collection	628,187	638,638
Short, long term debt and lease payments	(391,054)	(433,760)
Dividends paid	(50.866)	(185,839)
Due from related parties	-	-
Capital increase	845	120,861
Advance for future capital increase	182,610	-
Share issuance costs	(15,175)	-
Net cash provided by financing activities	354,547	139,900
Exchange rate changes in cash and cash equivalents of foreign subsidiaries	(8.430)	(10,888)
Increase (decrease) in cash, net	(725.571)	573,450
Cash and cash equivalents at the beginning of period	1,955,858	1,382,408
Cash and cash equivalents at the end of period	1,230,287	1,955,858

About GOL Linhas Aéreas Inteligentes S.A.

▶GOL Linhas Aéreas Inteligentes S.A. (Bovespa: GOLL4 and NYSE: GOL), the largest low-cost and low-fare airline in Latin America, offers around 940 daily flights to 63 destinations in Brazil and 13 in South America and the Caribbean under the GOL and VARIG brands, using a young, modern fleet of Boeing 737-700 and 737-800 Next Generation aircraft, the safest, most efficient and most economical of their type. It also offers its clients a further 12 Brazilian destinations through agreements with local regional airlines. In addition, the SMILES loyalty program, the biggest in Brazil, allows members to accumulate miles and redeem tickets to more than 560 locations around the world via flights with foreign partner airlines. The Company also operates Gollog, a logistics service which retrieves and delivers cargo and packages to and from more than 1800 cities in Brazil and eight abroad. With its portfolio of innovative products and services, GOL Linhas Aéreas Inteligentes offers the best cost-benefit ratio in the market.

ABOUT WEBJET LINHAS AÉREAS S.A.

▶ Webjet Linhas Aéreas S.A., controlled by VRG Linhas Aéreas S.A., offers around 155 daily flights to 18 Brazilian destinations, using a fleet of Boeing 737-300 and 737-800 Next Generation aircraft. In July 2011, GOL announced the acquisition of Webjet. The companies are continuing to operate separately while awaiting the approval of CADE, Brazil’s anti-trust authority.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management Such forward-looking statements depend, substantially, on external factors, in addition to the risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

Glossary of Industry Terms

▶AIRCRAFT LEASING: an agreement through which a company (the lessor), acquires a resource chosen by its client (the lessee) for subsequent rental to the latter for a determined period.

▶AIRCRAFT UTILIZATION: the average number of hours operated per day by the aircraft.

▶AVAILABLE SEAT KILOMETERS (ASK): the aircraft seating capacity multiplied by the number of kilometers flown.

▶AVERAGE STAGE LENGTH: the average number of kilometers flown per flight.

▶BLOCK HOURS: refers to the time an aircraft is in flight plus taxiing time.

▶BREAKEVEN LOAD FACTOR: the passenger load factor that will result in passenger revenues being equal to operating expenses.

▶CHARTER: a flight operated by an airline outside its normal or regular operations.

▶EBITDAR: earnings before interest, taxes, depreciation, amortization and rent. Airlines normally present EBITDAR, since aircraft leasing represents a significant operating expense for their business.

▶LESSOR: the party renting a property or other asset to another party, the lessee.

▶LOAD FACTOR: the percentage of aircraft seating capacity that is actually utilized (calculated by dividing RPK by ASK).

▶LONG-HAUL FLIGHTS: long-distance flights (in GOL’s case, flights of more than four hours’ duration).

▶OPERATING COST PER AVAILABLE SEAT KILOMETER (CASK):  operating expenses divided by the total number of available seat kilometers.

▶OPERATING COST PER AVAILABLE SEAT KILOMETER EX-FUEL (CASK EX-FUEL): operating cost divided by the total number of available seat kilometers excluding fuel expenses.

▶OPERATING REVENUE PER AVAILABLE SEAT KILOMETER (RASK): total operating revenue divided by the total number of available seat kilometers.

▶PASSENGER REVENUE PER AVAILABLE SEAT KILOMETER (PRASK):  total passenger revenue divided by the total number of available seat kilometers.

▶PDP FACILITY (PRE-DELIVERY PAYMENT FACILITY):  credit for the prepayment of aircraft acquisitions.

▶REVENUE PASSENGERS: the total number of passengers on board who have paid more than 25% of the full flight fare.

▶REVENUE PASSENGER KILOMETERS (RPK): the sum of the products of the number of paying passengers on a given flight and the length of the flight.

▶SALE-LEASEBACK: a financial transaction whereby a resource is sold and then leased back for a long period, enabling use of the resource without owning it.

▶SLOT: the right of an aircraft to take off or land at a given airport for a determined period of time.

▶SUB-LEASE: an arrangement whereby a lessor in a rent agreement leases the item rented to a third party.

▶WET-LEASE:  a leasing agreement whereby an airline (lessor) provides an aircraft, maintenance, insurance (ACMI) and a complete crew to another airline (lessor), which pays in accordance with the number of hours flown.

▶WTI Barrel: stands for West Texas Intermediate – the West Texas region is where U.S. oil exploration is concentrated. Serves as a reference for the U.S. petroleum byproduct markets.

▶YIELD PER PASSENGER KILOMETER: the average amount a passenger pays to fly one kilometer.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 27, 2012

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.